BlueBay
asset management

JUL 24 2007
186
SECTION

File No: 82-35048

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

14th July 2007

07025522

By Courier

SUPPL

Dear Sir or Madam

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

Information Furnished

We last wrote to the SEC on 31st May 2007, furnishing a list of the additional information the Company made public, filed or distributed during the previous calendar month. Please now find attached hereto as Appendix A a list of the additional information the Company has made public, filed or distributed between 1st June 2007 and 13th July 2007. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Can you please acknowledge receipt by stamping and returning the enclosed copy of this letter, using the self-addressed envelope and Fedex payment slip also enclosed.

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

dlw 7/26

BlueBay
asset management

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

pp. [signature]

James Brace
General Counsel
BlueBay Asset Management plc
Times Place
45 Pall Mall
London
SW1Y 5JG

Tel: 020 7389 3604
Fax: 020 7930 7400

Email: jbrace@bluebayinvest.com

www.bluebayinvest.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items		
Title	**Date of Release**	**Description**
Regulatory News Item	11 June 2007	Director Shareholding
Regulatory News Item	29 June 2007	Total Voting Rights
Regulatory News Item	13 July 2007	Trading Statement

UK Companies House / FSA / UKLA Filings		
Title	**Stamp Date**	**Description**
UK Companies House	16 June 2007	Form 288c

REG-BlueBay Asset Man <BBAY.L> Director Shareholding

11/06/2007

RNS Number:1577Y
BlueBay Asset Management PLC
11 June 2007

Notification of Transaction under section 324 Companies Act 1985

Mr Hans-Joerg Rudloff, Non Executive Chairman of the Company, has sold 130,000 ordinary shares of 0.1 pence in BlueBay Asset Management plc ("Shares"), as further described below:

Date	No.of Shares	Price per Share £
6.6.2007	50,000	5.298
7.6.2007	20,000	5.335
7.6.2007	10,000	5.322
7.6.2007	50,000	5.312

The Company was informed of the transaction on 8th June 2007. Following this transaction Mr Rudloff is deemed to be interested in a total of 1,286,667 Shares, representing approximately 0.67% of the Company's issued share capital.

The Company has been informed by Credit Suisse that, pursuant to the lock-up arrangements entered into with Credit Suisse at the time of the Company's IPO, Credit Suisse has agreed to waive the lock-up in respect of the Shares disposed of.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSGUUGAQUPMGQG

Back

Loading

REG-BlueBay Asset Man <BBAY.L> Total Voting Rights

29/06/2007

RNS Number:3382Z
BlueBay Asset Management PLC
29 June 2007

BlueBay Asset Management plc ("BlueBay") - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, BlueBay confirms that its current issued share capital comprises 190,372,500 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. BlueBay holds no treasury shares.

The above figure of 190,372,500 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BlueBay under the FSA's Disclosure and Transparency Rules.

END
TVRBXGDLCXDGGRC

Back

Loading

REG-BlueBay Asset Man <BBAY.L> Trading Statement

13/07/2007

RNS Number:1754A
BlueBay Asset Management PLC
13 July 2007

TRADING STATEMENT

BlueBay Asset Management plc (BlueBay) announces the following trading update for the fourth quarter to 30 June 2007.

At 30 June 2007, BlueBay's assets under management amounted to $13.1 billion, an increase of $2.3 billion since 31 March 2007, when the reported assets under management were $10.8 billion.

The breakdown of assets under management at 30 June 2007 compared to 31 March 2007 is as follows:

Product	30 June 2007 US$ billions	31 March 2007 US$ billions
Long/short	4.9	4.1
Long-only	5.6	4.6
Structured products	2.6	2.1
TOTAL	13.1	10.8

The increase in assets under management during the period can be broken down into net subscriptions of $2.2 billion and fund appreciation of $0.1 billion.

In addition to the launch of its Multi-Strategy long/short fund in April - commented upon in the April trading statement - BlueBay launched during the quarter a new structured fund, the BlueBay Emerging Market Opportunity Fund, which had assets under management of $71 million as of 30 June 2007.

Asset growth has continued to be strong, particularly in long-only products which represented 43% of the total assets under management on 30 June 2007.

For the full financial year, the blended performance on BlueBay's long/short products was 10.4% net of fees; marginally in excess of the Company's budgeted target of 10%.

Commenting on the trading statement, Hugh Willis, BlueBay's Chief Executive Officer said:

"These results continue to demonstrate the strong progress being made at BlueBay and we look forward to building further on this in the new financial year."

BlueBay will announce its preliminary results at 07.00 am on 18 September 2007 and there will be a presentation for analysts and a conference call for investors on that date, further details to be announced nearer the time.

For further information please contact:

BlueBay Asset Management plc	020 7389 3700
Hugh Willis, CEO	
Nick Williams, CFO	
Alex Khein, COO	
Brunswick Group LLP	020 7404 5959
Nigel Prideaux/Tim Williamson	

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$13.1 billion of assets under management as at 30 June 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in three major sub-asset classes of credit - investment grade corporate debt, high yield and emerging markets debt.

Within each sub-asset class, the Company offers three distinct product lines: long/short funds, long-only funds and structured products. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TSTILFVRDTIFLID

Back

Loading

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals

CHWP000

Company Number 03262598

Company Name in full BLUEBAY ASSET MANAGEMENT PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 12 Month 06 Year 2007

Name *Style / Title: MR *Honours etc:

Forename(s): NICHOLAS MARK

Surname: WILLIAMS

† Date of Birth: Day 21 Month 03 Year 1956

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: FLAT 7 SAMPHIRE, 39 OLD HILL

Post town: CHISLEHURST

County / Region: KENT Postcode: BR7 5NA

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below

Signed [signature] Date 15 June 2007

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Tel

DX number DX exchange

SATURDAY
ANUC1QGA
A41 16/06/2007 727
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

END